Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2020 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2019 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2020	2019
Revenues	100%	100%
Cost of revenues	81.9	81.1
Gross profit	18.1	18.9
Research and development expense	6.4	6.2
Marketing, general and administrative expense	5.4	5.4
Operating profit	6.3	7.3
Financing and other income (expense), net	0.0	0.3
Profit before income tax	6.3	7.6
Income tax expense, net	(0.1)	(0.1)
Net profit	6.2	7.5
Net loss (income) attributable to the non-controlling interest	(0.2)	0.2
Net profit attributable to the company	6.0%	7.7%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2020	2019
Revenues	$610,261	$616,171
Cost of revenues	500,013	499,613
Gross profit	110,248	116,558
Research and development expense	38,838	37,980
Marketing, general and administrative expense	32,845	33,479
Operating profit	38,565	45,099
Financing and other income (expense), net	(282)	1,672
Profit before income tax	38,283	46,771
Income tax expense, net	(778)	(649)
Net profit	37,505	46,122
Net loss (income) attributable to the non-controlling interest	(1,433)	1,030
Net profit attributable to the company	$36,072	$47,152

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Revenues. Revenues for the six months ended June 30, 2020 were $610.3 million, as compared to $616.2 million for the six months ended June 30, 2019. The $5.9 million revenue reduction is attributed mainly to our amended  contract signed with Panasonic Semiconductor Solutions Co., Ltd (“PSCS”) in March 2019, according to which,  PSCS continues to utilize TPSCo’s manufacturing facilities in Japan for its semiconductor business under a new structure with lower prices, effective from April 2019.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2020 amounted to $500.0 million as compared to $499.6 million for the six months ended June 30, 2019. There is no decline in the cost of goods sold despite the $5.9 million lower revenues since (i) the above referenced PSCS revenue reduction was not derived from lower quantity of products sold but from lower selling prices; and (ii) a large portion of our cost is fixed.

Gross Profit. Gross profit for the six months ended June 30, 2020 amounted to $110.2 million as compared to $116.6 million for the six months ended June 30, 2019. The $6.3 million decrease in gross profit resulted mainly from the $5.9 million revenue reduction described above and the small $0.4 million increase in cost of revenues, as described above.

Research and Development. Research and development expense for the six months ended June 30, 2020, amounted to $38.8 million as compared to $38.0 million in the six months ended June 30, 2019. The insignificant change in research and development expense reflects our continuing focus on enhancing our mid-term and long-term products’ funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the six months ended June 30, 2020 amounted to $32.8 million, a decrease of $0.6 million as compared to $33.5 million recorded in the six months ended June 30, 2019, reflecting 5.4% of revenues in both periods.

Operating Profit. Operating profit for the six months ended June 30, 2020 amounted to $38.6 million as compared to $45.1 million for the six months ended June 30, 2019. The $6.5 million decrease in operating profit resulted mainly from the $6.3 million reduction in gross profit described above.

Financing and Other Income (Expense), Net. Financing and other expense, net for the six months ended June 30, 2020 amounted to $0.3 million as compared to financing and other income, net of $1.7 million for the six months ended June 30, 2019. During the six months ended June 30, 2020 interest income was lower due to the reduced interest rates and yields we were able to get on our deposits and marketable securities.

Income Tax Expense, Net. Income tax expense, net for the six months ended June 30, 2020 amounted to $0.8 million, a small increase of $0.2 million as compared to $0.6 million in the six months ended June 30, 2019, reflecting mainly an increase in profitability in TPSCo (Japan), which is a higher tax region.

Net profit. Net profit for the six months ended June 30, 2020 amounted to $37.5 million as compared to a net profit of $46.1 million for the six months ended June 30, 2019.  The decrease in net profit in the amount of $8.6 million was mainly due to the decrease of $6.5 million in operating profit as described above and the $2.0 million increase in financing expense, net as described above.

Net loss (income) attributable to the non-controlling interest. Net loss (income) attributable to the non-controlling interest for the six months ended June 30, 2020 amounted to $1.4 million expense as compared to an income of $1.0 million in the six months ended June 30, 2019, reflecting mainly an increase in TPSCo’s profitability, of which we hold 51%.

Net Profit attributable to the company. Net profit attributable to the company for the six months ended June 30, 2020 amounted to $36.1 million as compared to a net profit of $47.2 million for the six months ended June 30, 2019.  The decrease in net profit in the amount of $11.1 million was mainly due to the decrease of $6.5 million in operating profit, $2.0 million increase in financing expense, net, and $2.5 million higher income attributable to non-controlling interest, as described above.

For details with regards to risks associated with the Covid-19 pandemic and/or risks that may result from the pandemic, see our disclosure under ITEM 3 in our Form 20-F filed on April 30, 2020.

Impact of Currency Fluctuations

 The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of our entities in the United States and Israel is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD cost of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2020, the USD appreciated against the NIS by 0.3%, as compared to 4.9% depreciation during the six months ended June 30, 2019.

The fluctuation of USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the six months ended June 30, 2020, the USD depreciated against the JPY by 0.7%, as compared to 2.0% depreciation during the six months ended June 30, 2019. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2020, the Company had an aggregate amount of $258.8 million in cash and cash equivalents, as compared to $355.6 million as of December 31, 2019. The main cash activities during the six months ended June 30, 2020 were: $134.9 million net cash provided by operating activities; $125.4 million invested in property and equipment, net; $78.8 million invested in short-term deposits, marketable securities and other assets, net and $29.2 million debt repaid.

Short-term and long-term debt presented in the balance sheet as of June 30, 2020, included bank loans, debentures, operating leases and capital leases amounted to $79.7 million and $219.8 million, respectively. As of June 30, 2020, the aggregate principal amount of debentures was $115.7 million and its carrying amount in the balance sheet was $113.5 million, of which $37.8 million was presented as a short-term liability.